CohnReznick LLP
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Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

We have reviewed management's statements, included in the accompanying Mediobanca Securities USA, LLC's Exemption Report, in which (1) Mediobanca Securities USA, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from July 1, 2025 through December 31, 2025. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
March 19, 2026



MEDIOBANCA
SECURITIES USA LLC
a company of Mediobanca Banking Group

Mediobanca Securities USA, LLC
Exemption Report

Mediobanca Securities USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent six months ended December 31, 2025, without exception.

Mediobanca Securities USA, LLC

I, Massimiliano Pula, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Massimiliano Pula

CEO